Exhibit 99.94
Blue Pearl Mining Ltd.
Consolidated Statements of Operations
Six months ended June 30, 2006 and 2005
(Canadian dollars — unaudited)

	Note	Three months ended		Six months ended
		June 30		June 30
		2006	2005	2006	2005
Revenue
Interest income		$66,458	$33,256	$118,962	$33,256
Gain on sales of marketable securities		—	—	7,031	—

		66,458	33,256	125,993	33,256

Expenses
Davidson project exploration and development		2,629,662	—	5,253,037	—
General and administrative		644,964	531,742	1,109,113	824,443
Depreciation		2,258	180	5,304	361
Accretion expense		3,536	—	7,071	—
Stock option expense	5	—	146,581	577,966	146,581

		3,280,420	678,503	6,952,491	971,385

Loss before income taxes		(3,213,962)	(645,247)	(6,826,498)	(938,129)

Future income tax recovery	6	—	—	(721,951)	—

Net loss		$(3,213,962)	$(645,247)	$(6,104,547)	$(938,129)

Loss per share – basic and diluted		$(0.07)	$(0.03)	$(0.13)	$(0.04)

Weighted average number of shares outstanding		48,418,366	23,508,560	46,628,418	23,384,470

Blue Pearl Mining Ltd.
Consolidated Statements of Deficit
Six months ended June 30, 2006 and 2005
(Canadian dollars — unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Balance, beginning of period	(11,783,881)	$(4,560,024)	$(8,893,296)	$(4,267,142)
Net loss	(3,213,962)	(645,247)	(6,104,547)	(938,129)

Balance, end of period	(14,997,843)	$(5,205,271)	$(14,997,843)	$(5,205,271)

     The accompanying notes form an integral part of these consolidated financial statements.

Blue Pearl Mining Ltd.
Consolidated Balance Sheets
(Canadian dollars — unaudited)

		June 30	December 31
	Note	2006	2005
Assets
Current
Cash and cash equivalents		$5,971,705	$7,778,404
Marketable securities		—	22,178
Accounts receivable and prepaids		650,327	306,020

		6,622,032	8,106,602

Restricted cash		300,000	35,000
Property, plant and equipment		1,797,979	1,303,283

		$8,720,011	$9,444,885

Liabilities
Current
Accounts payable and accrued liabilities		$771,801	$1,515,325

Asset retirement obligations		224,617	217,546

		996,418	1,732,871

Shareholders’ Equity
Warrants	3	501,523	783,066
Contributed surplus	3	1,029,912	516,139
Common shares	3	21,190,001	15,306,105
Deficit		(14,997,843)	(8,893,296)

		7,723,593	7,712,014

		$8,720,011	$9,444,885

Blue Pearl Mining Ltd.
Consolidated Statements of Cash Flows
Six months ended June 30, 2006 and 2005
(Canadian dollars — unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2006	2005	2006	2005
Operating activities
Net loss		$(3,213,962)	$(645,247)	$(6,104,547)	$(938,129)
Items not affecting cash:
Depreciation		2,258	180	5,304	361
Accretion		3,536	—	7,071	—
Stock option expense	5	—	146,581	577,966	146,581
Gain on sale of marketable securities		—	—	(7,031)	—
Income tax recovery	6	—	—	(721,951)	—
Change in non-cash working capital	4	112,686	1,325	(1,087,831)	5,023

Cash used in operating activities		(3,095,482)	(497,161)	(7,331,019)	(786,164)

Financing activities
Common shares and warrants issued, net	3	3,858,664	9,648,962	6,260,111	9,648,962

Cash generated by financing activities		3,858,664	9,648,962	6,260,111	9,648,962

Investing activities
Proceeds from sale of marketable securities		—	—	29,209	—
Restricted cash		(215,000)	—	(265,000)	—
Property, plant and equipment		(500,000)	(879,369)	(500,000)	(879,369)

Cash used in investing activities		(715,000)	(879,369)	(735,791)	(879,369)

(Decrease) increase in cash and cash equivalents		48,182	8,272,432	(1,806,699)	7,983,429
Cash and cash equivalents, beginning of period		5,923,523	509,639	7,778,404	798,642

Cash and cash equivalents, end of period		$5,971,705	$8,782,071	$5,971,705	$8,782,071

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Canadian Dollars)
1. Nature of business
Blue Pearl is a Canadian mineral resource company developing the Davidson molybdenum deposit near Smithers, British Columbia. In 2005, the shareholders of Patent Enforcement and Royalties Ltd. (“PEARL”) approved the change of business of PEARL from patent enforcement to mining and the change of name from PEARL to Blue Pearl Mining Ltd. (“Blue Pearl” or “the Company”). The Company also changed its fiscal year end to December 31. The Company will wind down the patent enforcement business as cases are settled or abandoned.
In 2005 Blue Pearl acquired the Davidson molybdenum property near Smithers, British Columbia at an initial cost of $1,059,447 and a 2.75% net smelter royalty with annual advance payments dependent on molybdenum prices of $100,000 to $500,000 per year. The Company is advancing this project to the feasibility stage and, with additional financing, subsequently into production.
2. Accounting policies
These unaudited consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles on a basis consistent with those followed in the most recent audited financial statements.
These unaudited consolidated financial statements do not include all the information and footnotes required by Canadian generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2005.
The unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments and reclassifications necessary to present fairly the financial position at June 30, 2006 and 2005, results of operations and cash flows for the periods then ended.
3. Shareholders’ Equity
i) Warrants
A summary of the transactions in the warrants account in 2006 is as follows:

	Number of
	Warrants	Amount
At December 31, 2005	9,857,871	$783,066
Private placement (a)	700,000	12,000
Agents compensation warrants	75,950	123,328
Exercise of warrants	(3,430,446)	(416,871)

At June 30, 2006	7,203,375	$501,523

a)	The amount allocated to the warrants was determined by deducting the fair value of the common shares issued from the private placement proceeds.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Canadian Dollars)
ii) Contributed surplus
A summary of the transactions in the contributed surplus account in 2006 is as follows:

Amount
At December 31, 2005	$516,139
Exercise of stock options	(64,193)
Grant of stock options	577,966

At June 30, 2006	$1,029,912

iii) Common shares
Authorized capital stock of Blue Pearl is an unlimited number of common shares.
A summary of the transactions in the common shares account in 2006 is as follows:

	Number of
	Common
	Shares	Amount
At December 31, 2005	43,079,382	$15,306,105
Share options exercised	872,500	430,743
Exercise of warrants	3,430,446	2,694,854
Private placement (a)	500,000	388,000
Private placement (b)	1,085,000	3,092,250
Less: share issue costs (note 6)	—	(721,951)

At June 30, 2006	48,967,328	$21,190,001

a)	In February 2006, the Company closed a private placement of 500,000 non-flow-through purchase receipts at a price of $0.80 per unit. Each unit consists of one common share, one “A” warrant and 0.4 of one “B” warrant. Each whole “A” warrant entitles the holder to purchase one common share at a price of $1.00 and each whole “B” warrant entitles the holder to purchase one common share at a price of $.80 for two years from the closing of the private placement.

b)	In April 2006, the Company closed a private placement of 1,085,000 flow-through common shares priced at $2.85 per share for gross proceeds of $3,092,250. Blue Pearl also issued compensation options entitling the agents to purchase 75,950 common shares at $2.85 per share until April 5, 2008.

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Canadian Dollars)
4. Supplemental Cash Flow Information

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006	2005
Change in non-cash working capital:

Accounts receivable and prepaid expenses	(165,376)	(53,491)	(344,307)	(68,519)
Accounts payable and accrued liabilities	278,062	54,816	(743,524)	73,542

	$112,686	$1,325	$(1,087,831)	$5,023

	Three months ended		Six months ended
	June 30		June 30
	2006	2005	2006		2005
Non-cash financing activities:

Share issue costs	$—	$—		$721,951	$—

Private placement:
Escrowed cash	$—	$—	$		$10,231,967

Purchase receipts
Gross proceeds	$—	$—	$		$10,300,065

Less:
Agents’ commission	—	—			721,005
Agents’ warrants	—	—			299,895
Other	—	—			68,098

	—	—			1,088,998

	$—	$—	$		$9,211,067

5. Stock Option Expense
The Company used the fair value method of accounting and recognized stock option expense of $577,966 (2005 – 146,581) in the six months ended June 30, 2006 for its stock-based compensation plan.
The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:
Expected life in years: 2
Risk free interest rate: 3.83%
Expected volatility: 128%
Dividend yield: 0%

Blue Pearl Mining Ltd.
Notes to Consolidated Financial Statements
Six months ended June 30, 2006 and 2005
(Canadian Dollars)
6. Future Income Taxes
In February 2006, the Company renounced, for income tax purposes, exploration expenses of $1,999,865 to the purchasers of the Company’s flow-through common shares. As a result of this renunciation, the Company recorded a future tax liability and corresponding share issue cost of $721,951. The future tax liability was calculated by applying the statutory tax rate for the Company to the amount renounced. The Company also recognized a benefit from its income tax loss carry forwards equal to the future tax liability from the expenses renounced of $721,951 and a corresponding future income tax recovery.
7. Related party transactions and balances
Office administration fees of $140,000 (June 30, 2005 — $90,000) were incurred from Glencairn Gold Corporation, a company related through common directors and management, for rent and various office services. Included in accounts payable at June 30, 2006 is $40,000 (December 31, 2005 — $25,000) owing to this company.

HEAD OFFICE
6 Adelaide Street East, Suite 500
Toronto, Ontario M5C 1H6
Telephone: 416-860-1438
Facsimile: 416-367-0182
Website: www.bluepearl.ca
Stock Exchange Listing: TSX
Symbol: BLE
CORPORATE INFORMATION
DIRECTORS
Ian J. McDonald
Toronto, Ontario
James W. Ashcroft, P. Eng
Sudbury, Ontario
J. John Kalmet, P. Eng.
Delta, British Columbia
Kerry J. Knoll
Toronto, Ontario
Denis C. Arsenault, CA
Toronto, Ontario
OFFICERS
Ian J. McDonald, Chairman and Chief Executive Officer
Kenneth W. Collison, President and Chief Operating Officer
Peter N. Tredger, Executive Vice-President
T. Derek Price, Vice-President, Finance and Chief Financial Officer
Olav Svela, Vice-President, Investor Relations
Lorna D. MacGillivray, Corporate Secretary and General Counsel
REGISTRAR AND TRANSFER AGENT
Equity Transfer Services Inc.
Toronto, Ontario
Telephone: 416-361-0930
www.bluepearl.ca